One Belvedere Place
Suite 300
Mill Valley, CA 94941

Phone	415.389.7373
Fax	415.381.1773

VIA EDGAR

August 9, 2021

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Attn:	William Demarest, Staff Accountant Isaac Esquivel, Staff Accountant

Office of Real Estate & Construction

Re:	Redwood Trust, Inc.
Response to Comments on:
Form 10-K for the Fiscal Year Ended December 31, 2020
Form 8-K Filed February 26, 2021 and April 28, 2021

File No. 001-13759

Dear Messrs. Demarest and Esquivel,

On behalf of Redwood Trust, Inc. (“Redwood”), I hereby provide the following response in reply to the Staff’s comment letter dated August 6, 2021 (the “Comment Letter”) in connection with the above-referenced Annual Report on Form 10-K (the “2020 Form 10-K”) and Form 8-K (the “April 2021 8-K”). For your convenience, each response is preceded with an italicized recitation of the comment set forth in the Comment Letter.

Correspondence dated July 30, 2021

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Differences between Estimated Total Taxable Income and GAAP Income, page 83

1.

We note your responses to prior comments 1 and 2. We are unable to concur with your conclusion that the measures presented are outside of the definition of a “non-GAAP financial measure” as defined in Item 10(e)(5) of Regulation S-K, and therefore not subject to the provisions described in Item 10(e)(1)(i) of Regulation S-K and the cited Compliance and Disclosure Interpretations. As such, in future filings please revise your disclosures related to REIT taxable income and total taxable income (both in the aggregate and on a per-share basis) in order to comply with the requirements of Item 10(e) of Regulation S-K and Regulation G.

We acknowledge the Commission’s position regarding Redwood’s presentation of REIT taxable income and total taxable income in the 2020 Form 10-K and April 2021 8-K. To the extent we present these items in future filings with the Commission, we will modify our disclosures accordingly.

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Should you have any further comments or questions about this letter, please contact me by telephone at 415-384-3827, by fax at 415-381-1773, or by email at brooke.carillo@redwoodtrust.com.

Very truly yours,

Redwood Trust, Inc.

By:	/S/ BROOKE CARILLO
Brooke Carillo
Chief Financial Officer